SCHEDULE 13D

CUSIP No: 644465106

1)NAME OF REPORTING PERSON Lazard Asset Management LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 05-0530199

2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)☐ (b)☐

3)SEC USE ONLY:

4)SOURCE OF FUNDS:* OO

5)CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6)CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7)SOLE VOTING POWER: 3,841,821

8)SHARED VOTING POWER: -

9)SOLE DISPOSITIVE POWER: 3,841,821

10)SHARED DISPOSITIVE POWER: -

11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:3,841,821

12)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.00%

14)TYPE OF REPORTING PERSON: IA

Item 1: SECURITY AND ISSUER

Item 1(a). Name of Issuer:

New Germany Fund Inc

Item 1(b). Address of Issuer's Principal Executive Offices:

Deutsche Funds

345 Park Avenue

New York, NY 10154

Item 1(c):Title of Class of Securities: Closed End Fund

Item 1(d):CUSIP Number: 644465106

Item 2: IDENTITY AND BACKGROUND

Item 2(a). Name of Person Filing:

Lazard Asset Management LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

30 Rockefeller Plaza

New York, New York 10112

Item 2(c):Background:

LAM LLC, a Delaware Limited Liability Company, and its affiliates provide investment management services to institutional and private client accounts with assets totaling $86.3 billion as of June 30,2009.

During the last five years, neither Lazard Asset Management LLC, nor any of its respective officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Lazard Asset Management LLC, nor any of its respective officers or directors has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or violation with respect to such laws.

All the executive officers and directors of Lazard Asset Management LLC are citizens of the United States of America.

Item 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

All Shares were purchased in the open market using client assets under management. No leverage or loans were used in the acquisition.

Item 4: PURPOSE OF TRANSACTION:

The transactions on the securities referred to herein is for investment purposes. Lazard Asset Management LLC is filing this Schedule 13D because the aggregated shareholding of it's clients are above 20% of the outstanding shares of New Germany Fund. Lazard Asset Management LLC may make further purchases of shares of stock from time to time and may dispose of any or all of the shares of stock held by it at any time. Lazard Asset Management LLC has no present plans or intentions which relate to or would result in any of the matters set forth in subparagraphs (b) - (j) of Item 4 of Schedule 13D.

Item 5: INTEREST IN SECURITIES OF THE ISSUER.

(a)Shares Outstanding: 19,208,000

(b)Amount beneficially owned: 3,841,821

(c)Percent of class: 20.00%

(d)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote: 3,841,821

(ii)Shared power to vote or to direct the vote:-

(iii)Sole power to dispose or to direct the disposition of: 3,841,821

(iv)Shared power to dispose or to direct the disposition of:-

Item 5(e): Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 5(f): Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable

Item 5(g): Identification and Classification of Members of the Group: Not applicable

Item 5(h): Notice of Dissolution of Group:Not applicable

Item 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Except as otherwise set forth herein, no contract, arrangement, understanding or relationship with any person with respect to the securities of the Company between Lazard Asset Management LLC and any person or entity.

Item 7: MATERIAL TO BE FILED AS EXHIBITS:

Transaction as Exhibit One

CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE:

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 22, 2009

_________________________

Brian Simon

Chief Compliance Officer